Exhibit 1

FOR IMMEDIATE RELEASE	6 May 2014

WPP PLC (“WPP”)

WPP agrees to acquire digital marketing agency Quirk in South Africa

WPP announces that it has agreed to acquire Quirk, Africa’s largest independently owned digital marketing agency, subject to regulatory approval. Founded in 1999 in South Africa, Quirk has built a strong reputation for helping clients adapt and win in an ever-changing digitally-enabled world. With five agencies across Africa and in London, the company employs 200 people. Clients include Distell, Capitec Bank, Woolworths, Caltex and Tyco.

Quirk’s unaudited consolidated revenues for the year ended 28 February 2014 were approximately ZAR 140 million, with gross assets at the same date of approximately ZAR 68 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were well over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In South Africa, the Group (including associates) generates revenues of around US$500 million and employs around 26,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of over US$600 million and employs over 27,000 people.

Contact:

Feona McEwan, WPP London

Chris Wade, WPP London

+ 44(0) 207 408 2204